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EXHIBIT 99.2

The Thomson Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per common share amounts)	2006	2005 (note 8)	2006	2005 (note 8)

Revenues	2,101	1,966	4,001	3,735
Cost of sales, selling, marketing, general and administrative expenses	(1,568)	(1,476)	(3,103)	(2,907)
Depreciation	(153)	(146)	(300)	(285)
Amortization	(75)	(79)	(151)	(159)

Operating profit	305	265	447	384
Net other income (note 6)	3	1	41	3
Net interest expense and other financing costs	(57)	(56)	(109)	(110)
Income taxes (note 7)	(72)	86	(26)	93

Earnings from continuing operations	179	296	353	370
(Loss) earnings from discontinued operations, net of tax (note 8)	(6)	6	(43)	5

Net earnings	173	302	310	375
Dividends declared on preference shares	(2)	(1)	(3)	(2)

Earnings attributable to common shares	171	301	307	373

Earnings per common share (note 10):
Basic earnings per common share:
From continuing operations	$0.27	$0.45	$0.54	$0.56
From discontinued operations	—	$0.01	($0.06)	$0.01

Basic earnings per common share	$0.27	$0.46	$0.48	$0.57

Diluted earnings per common share:
From continuing operations	$0.27	$0.45	$0.54	$0.56
From discontinued operations	($0.01)	$0.01	($0.07)	$0.01

Diluted earnings per common share	$0.26	$0.46	$0.47	$0.57

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	June 30, 2006	December 31, 2005 (note 8)

Assets
Cash and cash equivalents	224	407
Accounts receivable, net of allowances	1,437	1,639
Inventories	345	314
Prepaid expenses and other current assets	328	316
Deferred income taxes	248	248
Current assets of discontinued operations (note 8)	88	86

Current assets	2,670	3,010
Computer hardware and other property, net	712	757
Computer software, net	734	743
Identifiable intangible assets, net	4,294	4,386
Goodwill	9,190	8,891
Other non-current assets	1,435	1,374
Non-current assets of discontinued operations (note 8)	195	277

Total assets	19,230	19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	377	191
Accounts payable and accruals	1,346	1,686
Deferred revenue	1,073	994
Current portion of long-term debt	48	98
Current liabilities of discontinued operations (note 8)	133	139

Current liabilities	2,977	3,108
Long-term debt	3,984	3,983
Other non-current liabilities	803	812
Deferred income taxes	1,539	1,536
Non-current liabilities of discontinued operations (note 8)	32	36

Total liabilities	9,335	9,475

Shareholders' equity
Capital	2,750	2,726
Retained earnings	6,753	6,992
Accumulated other comprehensive income	392	245

Total shareholders' equity	9,895	9,963

Total liabilities and shareholders' equity	19,230	19,438

Contingencies (note 12)

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2006	2005 (note 8)	2006	2005 (note 8)

Cash provided by (used in):
Operating activities
Net earnings	173	302	310	375
Remove loss (earnings) from discontinued operations	6	(6)	43	(5)
Add back (deduct) items not involving cash:
Depreciation (note 15)	153	146	300	285
Amortization	75	79	151	159
Net gains on disposals of businesses and investments (note 6)	(3)	—	(44)	(1)
Deferred income taxes	22	10	5	3
Other, net	59	(81)	147	(32)
Voluntary pension contribution	—	—	(5)	—
Changes in working capital and other items (note 15)	(13)	(57)	(203)	(143)
Cash (used in) provided by operating activities — discontinued operations (note 8)	(5)	4	(8)	19

Net cash provided by operating activities	467	397	696	660

Investing activities
Acquisitions, less cash therein (note 13)	(83)	(26)	(218)	(96)
Proceeds from disposals	5	—	60	1
Capital expenditures, less proceeds from disposals	(137)	(142)	(240)	(254)
Other investing activities	(11)	(9)	(25)	(14)
Capital expenditures of discontinued operations (note 8)	(2)	(3)	(3)	(5)
Proceeds from (income taxes paid on) disposal of discontinued operations (note 8)	19	—	19	(105)

Net cash used in investing activities	(209)	(180)	(407)	(473)

Financing activities
Repayments of debt (note 14)	(21)	(20)	(73)	(145)
Net (repayments) borrowings of short-term loan facilities	(42)	(37)	156	160
Repurchase of common shares (note 9)	(123)	(45)	(291)	(45)
Dividends paid on preference shares	(2)	(1)	(3)	(2)
Dividends paid on common shares	(138)	(128)	(277)	(250)
Other financing activities	7	7	16	13

Net cash used in financing activities	(319)	(224)	(472)	(269)

Translation adjustments	—	(2)	—	(5)

Decrease in cash and cash equivalents	(61)	(9)	(183)	(87)
Cash and cash equivalents at beginning of period	285	327	407	405

Cash and cash equivalents at end of period	224	318	224	318

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 4)	—	—	—	—	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				310	—	310	310
Unrecognized net loss on cash flow hedges					(2)	(2)	(2)
Foreign currency translation adjustments				—	103	103	103
Net gain reclassified to income				—	(5)	(5)	(5)

Comprehensive income				310	96	406	406
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares	—	—	—	(284)	—	(284)	(284)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	7	—	7	—	—	—	7
Repurchase of common shares (note 9)	(29)	—	(29)	(262)	—	(262)	(291)
Effect of stock compensation plans	26	20	46	—	—	—	46

Balance, June 30, 2006	2,603	147	2,750	6,753	392	7,145	9,895

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2004	2,588	108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings				375	—	375	375
Foreign currency translation adjustments				—	(155)	(155)	(155)

Comprehensive income				375	(155)	220	220
Dividends declared on preference shares	—	—	—	(2)	—	(2)	(2)
Dividends declared on common shares	—	—	—	(256)	—	(256)	(256)
Common shares issued under DRIP	6	—	6	—	—	—	6
Repurchase of common shares	(5)	—	(5)	(40)	—	(40)	(45)
Effect of stock compensation plans	9	11	20	—	—	—	20

Balance, June 30, 2005	2,598	119	2,717	6,885	303	7,188	9,905

*
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005, as set out in the Company's 2005 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2005, except as explained in note 4.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2005 have been reclassified to conform to the current period's presentation. Specifically, the consolidated statement of earnings for the prior period reflects the reclassification of "Equity in net earnings (losses) of associates" to "Net other income." Additionally, certain costs incurred by Thomson Learning and Thomson Scientific & Healthcare in the first quarter of 2006 in connection with the Company's THOMSONplus program were reclassified to Corporate and Other in the Company's segment results. See notes 5 and 17.

Note 3: Seasonality

Typically, a greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

  •
  an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  a reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

  •
  an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and,

  •
  a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the three-month period ended June 30, 2006, a net decrease of $6 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was $2 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $8 million was reflected in "Other non-current assets" and "Long-term debt."

During the six-month period ended June 30, 2006, a net decrease of $2 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was $2 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $14 million was reflected in "Other non-current assets" and "Long-term debt."

As of June 30, 2006, approximately $1 million of net deferred losses in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following twelve months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized over a period of up to nine years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company's consolidated financial statements.

Note 5: THOMSONplus Program

In the second quarter of 2006, the Company formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for the Company's businesses by:

  •
  Streamlining and consolidating certain functions such as finance, accounting and business systems;

  •
  Leveraging infrastructure and technology for customer contact centers;

  •
  Establishing low-cost shared service centers;

  •
  Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

  •
  Re-engineering certain product development and production functions and realigning particular sales forces within the Company's business segments.

To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to consulting services, technology and restructuring costs. The Company anticipates that approximately 20% to 30% of these expenses will be for severance, losses on lease terminations and other restructuring costs. Because THOMSONplus is a corporate program, expenses associated with it will be reported within the Corporate and Other segment.

For the three-month and six-month periods ended June 30, 2006, the Company incurred $15 million and $25 million, respectively, of expenses associated with THOMSONplus, which were reported within "Cost of sales, selling, marketing, general and administrative expenses" in the Company's consolidated statement of earnings. These expenses primarily related to consulting services, but also included losses on vacated leased property and severance. Additionally, for the six-month period of 2006, expenses included approximately $3 million and $2 million of charges previously reported in the Thomson Learning and Thomson Scientific & Healthcare segments, respectively, in the first quarter of 2006. These charges primarily related to the consolidation of certain production, sales and operations functions and reflected losses on vacated leased property and severance. The Company's segment results for the first quarter of 2006 have been reclassified to reflect this presentation. At June 30, 2006, the accrued liabilities associated with this program were not material.

Note 6: Net Other Income

During the period, Net Other Income includes:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net gains on disposals of businesses and investments	3	—	44	1
Equity in net earnings of associates	—	1	1	2
Other expense	—	—	(4)	—

Net other income	3	1	41	3

Net gains on disposals of businesses and investments

For the six months ended June 30, 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on sale of an equity investment.

Note 7: Income Taxes

In the second quarter of 2005, the Company recognized a tax benefit of $137 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

Note 8: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated offerings of Thomson.

In the first half of 2006, the Company approved plans to dispose of the following businesses:

  •
  Within the Legal & Regulatory segment, the Company approved plans to dispose of IOB, a Brazilian regulatory business, Lawpoint Pty Limited, an Australian provider of print and online legal information services, and Law Manager, Inc., a software and services provider. The sales of Law Manager and Lawpoint were completed in April and June 2006, respectively.

  •
  Within the Learning segment, the Company approved plans to dispose of Peterson's, a college preparatory guide, the North American operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. Based on revised estimates of net proceeds at June 30, 2006, the Company recorded additional impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $23 million before taxes in the second quarter of 2006. Based upon initial estimates of fair market value, the Company had recorded impairments of $40 million before taxes in the first quarter of 2006.

  •
  Within the Scientific & Healthcare segment, the Company approved plans to dispose of businesses that comprise Thomson Medical Education, a provider of sponsored medical education.

In December 2005, the Company approved the plan to dispose of American Health Consultants ("AHC"). AHC is a provider of medical education and publisher of medical newsletters, and managed within Thomson Scientific & Healthcare.

In the first half of 2006 and 2005, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in "Other" below.

Balance Sheet

	June 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Total

Current assets:
Accounts receivable, net of allowances	10	12	42	64
Other current assets	5	15	4	24

Total current assets	15	27	46	88

Non-current assets:
Computer hardware and other property	7	6	7	20
Computer software	2	4	—	6
Identifiable intangible assets	14	44	16	74
Goodwill	4	49	25	78
Other non-current assets	1	15	1	17

Total non-current assets	28	118	49	195

Current liabilities:
Accounts payable and accruals	7	15	23	45
Deferred revenue	26	22	26	74
Other current liabilities	14	—	—	14

Total current liabilities	47	37	49	133

Non-current liabilities:
Other non-current liabilities	4	4	2	10
Deferred income taxes	5	10	7	22

Total non-current liabilities	9	14	9	32

	December 31, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Total

Current assets:
Accounts receivable, net of allowances	18	15	32	65
Other current assets	4	14	3	21

Total current assets	22	29	35	86

Non-current assets:
Computer hardware and other property	8	7	8	23
Computer software	2	4	—	6
Identifiable intangible assets	25	57	16	98
Goodwill	10	99	25	134
Other non-current assets	2	12	2	16

Total non-current assets	47	179	51	277

Current liabilities:
Accounts payable and accruals	9	17	22	48
Deferred revenue	24	27	28	79
Other current liabilities	12	—	—	12

Total current liabilities	45	44	50	139

Non-current liabilities:
Other non-current liabilities	5	3	3	11
Deferred income taxes	5	15	5	25

Total non-current liabilities	10	18	8	36

	Three months ended June 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	19	34	32	—	85

Earnings (loss) from discontinued operations before income taxes	(1)	(19)	7	—	(13)
Gain (loss) on sale of discontinued operations	5	—	—	(1)	4
Income taxes	4	—	(3)	2	3

Earnings (loss) from discontinued operations	8	(19)	4	1	(6)

	Three months ended June 30, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	19	36	37	—	92

Earnings (loss) from discontinued operations before income taxes	(3)	5	10	—	12
Income taxes	—	(3)	(3)	—	(6)

Earnings (loss) from discontinued operations	(3)	2	7	—	6

	Six months ended June 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	41	65	58	—	164

Earnings (loss) from discontinued operations before income taxes	(5)	(65)	10	—	(60)
Gain (loss) on sale of discontinued operations	5	—	—	(1)	4
Income taxes	4	7	(3)	5	13

Earnings (loss) from discontinued operations	4	(58)	7	4	(43)

	Six months ended June 30, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	38	70	65	—	173

Earnings (loss) from discontinued operations before income taxes	(4)	(2)	12	—	6
Income taxes	—	(1)	(4)	4	(1)

Earnings (loss) from discontinued operations	(4)	(3)	8	4	5

Proceeds from (income taxes paid on) disposals of discontinued operations within the consolidated statement of cash flow in the six months ended June 30, 2006 represent cash received from the sale of Lawpoint and Law Manager. The cash outflow from discontinued operations within the consolidated statement of cash flow in the six months ended June 30, 2005 represent taxes paid related to the 2004 sale of Thomson Media.

Note 9: Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first program, which terminated on May 4, 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.

In May 2006, Thomson renewed its normal course issuer bid. Under this second program, the Company may purchase up to an additional 15 million of its common shares, which will be cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Through June 30, 2006, the Company repurchased approximately 1.6 million shares, at an average price per share of $39.90, under this second program.

For the six-month period ended June 30, 2006, the Company repurchased a total of approximately 7.7 million common shares for approximately $291 million, representing an average cost per share of $37.94. Of the $291 million, $29 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $262 million was charged to retained earnings.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Note 10: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Earnings from continuing operations	179	296	353	370
Dividends declared on preference shares	(2)	(1)	(3)	(2)

Earnings from continuing operations attributable to common shares	177	295	350	368

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Weighted average number of common shares outstanding	643,889,036	655,156,716	645,700,112	655,184,561
Vested deferred share units	638,509	561,423	630,380	556,592

Basic	644,527,545	655,718,139	646,330,492	655,741,153
Effect of stock and other incentive plans	1,274,933	643,481	1,077,398	631,562

Diluted	645,802,478	656,361,620	647,407,890	656,372,715

Note 11: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans
	Three months ended June 30,
	2006	2005	2006	2005

Current service cost	15	14	—	1
Interest cost	34	32	3	2
Expected return on plan assets	(38)	(39)	—	—
Amortization of net actuarial losses	14	9	1	—
Amortization of prior service cost	1	—	—	—

Net defined benefit plan expense	26	16	4	3

	Pensions		Other post-retirement plans
	Six months ended June 30,
	2006	2005	2006	2005

Current service cost	31	27	1	1
Interest cost	68	65	5	4
Expected return on plan assets	(76)	(77)	—	—
Amortization of net actuarial losses	27	17	2	1
Amortization of prior service cost	1	1	—	—

Net defined benefit plan expense	51	33	8	6

Note 12: Contingencies

As previously disclosed, the Company is a defendant in separate lawsuits involving its BAR/BRI business, which is part of Thomson Legal & Regulatory. The matters that it previously disclosed are captioned Rodriguez v. West Publishing Corp. and Kaplan Inc. and Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc. Each alleges violations of U.S. federal antitrust laws. In May 2006, the U.S. District Court for the Central District of California granted class certification for the Rodriguez case and trial is scheduled to begin in September 2006. Class action status has not yet been granted in the Park matter, which was filed in the U.S. District Court for the Southern District of New York. In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, captioned Justin Presser v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in all of these cases.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in the notes to the Company's financial statements for the year ended December 31, 2005. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described above and in the notes to its financial statements for the year ended December 31, 2005, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with its legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, taken as a whole.

Note 13: Acquisitions

The number of transactions completed during the three-month and six-month periods ended June 30, 2006 and 2005 and the related cash consideration were as follows:

Number of transactions	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Businesses and identifiable intangible assets acquired	13	8	17	17
Investments in businesses	—	—	1	—

Cash consideration	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Businesses and identifiable intangible assets acquired	83	26	216	96
Investments in businesses	—	—	2	—

Total acquisitions	83	26	218	96

Included in these acquisitions was the purchase of Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions in March 2006 and MercuryMD, Inc., a provider of mobile information systems serving the healthcare market in June 2006.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Goodwill	54	8	164	27
Identifiable intangible assets with finite lives	32	17	52	65

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the six-month period ended June 30, 2006, the majority of the acquired goodwill is not deductible for tax purposes (2005 — deductible). Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Additionally, during the second quarter of 2006, the Company accrued approximately $50 million for the second contingent earnout payment related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The offset to this liability, which will be paid in the third quarter of 2006, was an increase to goodwill.

Note 14: Long Term Debt

In January 2006, the Company repaid $50 million of privately placed notes. In March 2005, Thomson repaid $125 million of floating rate notes.

Note 15: Supplemental Cash Flow Information

The following sets forth the components of depreciation expense:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Computer hardware and other property	60	60	119	118
Capitalized software for internal use	73	69	144	136
Pre-publication costs	20	17	37	31

	153	146	300	285

Details of "Changes in working capital and other items" are:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Accounts receivable	(40)	(15)	226	268
Inventories	(13)	(13)	(30)	(30)
Prepaid expenses and other current assets	(14)	(17)	(8)	(15)
Accounts payable and accruals	55	68	(352)	(264)
Deferred revenue	(32)	(62)	43	16
Income taxes	30	(1)	(78)	(71)
Other	1	(17)	(4)	(47)

	(13)	(57)	(203)	(143)

Non Cash transactions

In the six months ended June 30, 2006, the Company issued 375,251 shares to employees in connection with the employee stock purchase plan ("ESPP") initiated in October 2005. This issuance settled the liability for accumulated payroll deductions.

Note 16: Related Party Transactions

As at July 26, 2006, The Woodbridge Company Limited ("Woodbridge") and its affiliates together beneficially owned approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2005, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's defined benefit pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2005, these premiums were approximately $45,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company has an agreement with Woodbridge under its directors' and officers' insurance policy whereby Woodbridge will indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million through the five year period ending in 2010. In 2005, Thomson paid Hewitt $5 million. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 17: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments

	Three months ended June 30, 2006		Three months ended June 30, 2005
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal & Regulatory	923	277	848	246
Learning	456	13	436	7
Financial	499	92	470	75
Scientific & Healthcare	229	47	217	43

Segment totals	2,107	429	1,971	371
Corporate and other(1)	—	(49)	—	(27)
Eliminations	(6)	—	(5)	—

Total	2,101	380	1,966	344

	Six months ended June 30, 2006		Six months ended June 30, 2005
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal & Regulatory	1,755	481	1,615	428
Learning	838	(34)	785	(38)
Financial	984	171	928	140
Scientific & Healthcare	436	78	417	69

Segment totals	4,013	696	3,745	599
Corporate and other(1)	—	(98)	—	(56)
Eliminations	(12)	—	(10)	—

Total	4,001	598	3,735	543

(1)
Corporate and other includes corporate costs and certain costs associated with the Company's stock compensation plans. Beginning in 2006, costs associated with the Company's THOMSONplus program are included within Corporate and other. For the six-month period of 2006, included within Corporate and other were approximately $3 million and $2 million of THOMSONplus charges previously reported in Thomson Learning and Thomson Scientific & Healthcare, respectively, in the first quarter of 2006. These charges primarily related to the consolidation of certain production, sales and operations functions and reflected losses on vacated leased property and severance. See Note 5 for further information on THOMSONplus.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Segment operating profit	380	344	598	543
Less: Amortization	(75)	(79)	(151)	(159)

Operating profit	305	265	447	384

Note 18: Recently Issued Accounting Standards

In July 2006, the Emerging Issues Committee of the CICA issued Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162). The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 is effective for the Company beginning January 1, 2007. The Company does not believe the abstract will have a material impact on its financial statements.

Note 19: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences within the statement of earnings between Canadian and U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net earnings under Canadian GAAP	173	302	310	375
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	4	4	8	8
Derivative instruments and hedging activities	1	1	2	2
Income taxes	34	(15)	(26)	(43)

Net income under U.S. GAAP	212	292	294	342

Earnings under U.S. GAAP from continuing operations	218	286	337	337
Loss under U.S. GAAP from discontinued operations	(6)	6	(43)	5

Net income under U.S. GAAP	212	292	294	342

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.34	$0.43	$0.52	$0.51
Discontinued operations, net of tax	$(0.01)	$0.01	$(0.07)	$0.01

Basic and diluted earnings per common share(1)	$0.33	$0.44	$0.45	$0.52

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares.

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 4.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged.

The reconciling items subsequent to that date relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

In June 2006, the Financial Accounting Standards Board (FASB) in the United States issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At this time, the CICA has indicated that Canadian GAAP will not seek to conform to the exact guidance mandated in FIN 48. Therefore, future differences may exist between Canadian and U.S. GAAP for the accounting for uncertain tax positions. The Company is currently assessing the impact of FIN 48 on its results under U.S. GAAP.

The income tax adjustment consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Additional provision due to different accounting principles described above	35	(14)	(23)	(41)
Tax effect of U.S. GAAP pre-tax reconciling items	(1)	(1)	(3)	(2)

Total income taxes per reconciliation	34	(15)	(26)	(43)

Note 20: Subsequent Events

In July 2006, the Company announced the acquisition of LeverTrade LLC, formerly Global Trade Technologies, a provider of web-based fixed-income management systems for the retail marketplace. LeverTrade will be merged into the TradeWeb business within the Thomson Financial group and re-branded TradeWeb Retail.

Also in July 2006, the Company announced the completion of the acquisition of AFX News Ltd ("AFX") from Agence France-Presse. AFX, based in London, is a European independent real-time financial news agency providing equity-focused business, financial and economic news to the investment community. This business will be managed by the Thomson Financial group.

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  EXHIBIT 99.2
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS